                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       Corrections Corporation of America
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Series B Cumulative Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    22025Y308
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Henri L. Wedell                                Albert J. Bart
       125 Norwal                     Stokes Bartholomew Evans & Petree, P.A.
    Memphis, TN 38117                      424 Church Street, Suite 2800
     (901) 683-6668                               Nashville, TN 37219
                                                   (615) 259-1450

--------------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 27, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 22025Y308
--------------------------------------------------------------------------------
1.       Names of Reporting Persons
                  Henri L. Wedell (1)

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [X]
         (b)

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3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                    PF/OO

--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                             [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                  United States

--------------------------------------------------------------------------------
                                7.      Sole Voting Power            177,138

                                ------------------------------------------------
Number of Shares                8.      Shared Voting Power                0
Beneficially Owned by Each
Reporting Person With           ------------------------------------------------
                                9.      Sole Dispositive Power       177,138

                                ------------------------------------------------
                                10.     Shared Dispositive Power           0

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person                                            177,138

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                              [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)         4.49% (2)

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                     IN

--------------------------------------------------------------------------------

(1) This schedule reports Shares (as defined in Item 1 herein) held in Henri L. Wedell's IRA. Mr. Wedell has sole voting and dispositive power over accounts in his name, including the IRA, and is beneficiary of the Wedell Spendthrift Trust, of which Marsha M. Wedell is the trustee. Each of these accounts or trusts hold Shares. Shares held by the Wedell Spendthrift Trust are not included in the Shares covered by this schedule.

(2)      Calculation based on 3,949,026 Shares outstanding as of December 7,
         2001.

Cusip No. 22025Y308
--------------------------------------------------------------------------------
1.       Names of Reporting Persons
                  Marsha M. Wedell (1)

--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group  (See
         Instructions)
         (a)[X]
         (b)

--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                             PF/OO

--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                             [ ]

--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization         United States

--------------------------------------------------------------------------------
                                 7.      Sole Voting Power              52,400

                                 -----------------------------------------------
Number of Shares                 8.      Shared Voting Power                 0
Beneficially Owned by Each
Reporting Person With            -----------------------------------------------
                                 9.      Sole Dispositive Power         52,400

                                 -----------------------------------------------
                                 10.     Shared Dispositive Power            0

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person   52,400

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                             [ ]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)             1.33%(2)

--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                    IN

--------------------------------------------------------------------------------

(1) Marsha M. Wedell has sole voting and dispositive power over accounts in her name and has sole voting and dispositive power as trustee of the Wedell Spendthrift Trust, of which Henri L. Wedell is the beneficiary. Each of these accounts and trusts hold Shares as reported in this schedule. Shares held by Henri L. Wedell through an IRA are not included in the Shares covered by this schedule.

(2)      Calculation based on 3,949,026 Shares outstanding as of December 7,
         2001.

ITEM 1.  SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Series B Cumulative Preferred Stock, $0.01 par value per share (the "Shares"), of Corrections Corporation of America, a Maryland corporation (the "Company"), whose principal executive offices are located at 10 Burton Hills Boulevard, Nashville, Tennessee 37215.

ITEM 2.  IDENTITY AND BACKGROUND.

The relevant information for Henri L. Wedell and Marsha M. Wedell (collectively, the "Reporting Persons") are as follows:

 (i)     (a)      Henri L. Wedell

         (b)      25 Norwal
                  Memphis, TN 38117

         (c)      Investments

         (d) In the last five years, Henri L. Wedell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) In the last five years, Henri L. Wedell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or in a finding of any violation with respect to such laws.

         (f)      United States


 (ii)    (a)      Marsha M. Wedell

         (b)      125 Norwal
                  Memphis, TN 38117

         (c)      None

         (d) In the last five years, Marsha M. Wedell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) In the last five years, Marsha M. Wedell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or in a finding of any violation with respect to such laws.

         (f)      United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds for the personal and trust accounts is as follows:


-----------------------------------------------------------------------------------------
           ACCOUNT            NUMBER OF SHARES        AMOUNT OF FUNDS    SOURCE OF FUNDS
------------------------------------------- ---------------------------------------------
Henri L. Wedell, personal          177,138              $2,142,195       Personal Funds
accounts (IRA)
-----------------------------------------------------------------------------------------
Marsha M. Wedell, personal          23,700                 390,269       Personal Funds
accounts
-----------------------------------------------------------------------------------------
Wedell Spendthrift Trust            28,700                 471,787         Trust Funds
-----------------------------------------------------------------------------------------
Total                              229,538              $3,004,251
-----------------------------------------------------------------------------------------

ITEM 4.  PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the Shares for investment purposes. The Reporting Persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Henri L. Wedell currently serves as a member of the Board of Directors of the Company. As such, Mr. Wedell does and will participate in the consideration and approval of various actions of the Company, including certain of the items set forth above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

In the aggregate, the Reporting Persons have sole or shared voting and dispositive power over an aggregate of 229,538 Shares. As of December 7, 2001, 3,949,026 Shares are issued and outstanding; therefore, the Reporting Persons' 229,538 shares constitute approximately 5.8% of the presently outstanding class of Series B Cumulative Preferred Stock.

The trading dates, number of Shares purchased, and average price per share for all transactions in the Shares by the Reporting Persons during the past 60 days are set forth as follows:

----------------------------------------------------------------------------------------------------------
     REPORTING PERSON                TRADING DATE            NUMBER OF SHARES         AVERAGE PRICE/SHARE
----------------------------------------------------------------------------------------------------------
Marsha M. Wedell (Wedell          November 19, 2001                  600                    $17.25
Spendthrift Trust)
----------------------------------------------------------------------------------------------------------
Marsha M. Wedell (Wedell          November 21, 2001                8,100                    $17.29
Spendthrift Trust)
----------------------------------------------------------------------------------------------------------
Henri L. Wedell (IRA)             November 26, 2001                  700                    $17.30
----------------------------------------------------------------------------------------------------------
Henri L. Wedell (IRA)             November 27, 2001                  800                    $17.35
----------------------------------------------------------------------------------------------------------
Henri L. Wedell (IRA)             November 28, 2001                1,000                    $17.31
----------------------------------------------------------------------------------------------------------
Marsha M. Wedell (Wedell          November 29, 2001                9,400                    $17.26
Spendthrift Trust)
----------------------------------------------------------------------------------------------------------
Henri L. Wedell (IRA)             November 29, 2001                5,600                    $17.26
----------------------------------------------------------------------------------------------------------
Marsha M. Wedell (Personal        November 29, 2001               15,500                    $17.26
Accounts)
----------------------------------------------------------------------------------------------------------
Marsha M. Wedell (Personal        December 3, 2001                   100                    $17.30
Accounts)
----------------------------------------------------------------------------------------------------------

All such transactions were open market transactions and were effected on the New York Stock Exchange.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Henri L. Wedell and Marsha M. Wedell are married. The Reporting Persons have no formal, legal contract or arrangement with respect to the acquisition, disposition, or voting of the Shares; however, the Reporting Persons may act in concert with regard to the acquisition or disposition of such securities, subject to the fiduciary obligations of certain Reporting Persons as a trustee for any trust disclosed herein.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A   Joint Filing Agreement dated December 7, 2001

                                   SIGNATURES

After reasonable inquiry and to their best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 7, 2001

                            Signature: /s/ Henri L. Wedell
                                       ----------------------------
                            Name:      Henri L. Wedell, individually

                            Signature: /s/ Marsha M. Wedell
                                       ----------------------------
                            Name: Marsha M. Wedell, individually and as Trustee for the Wedell Spendthrift Trust

                                    EXHIBIT A

                          JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, that the Schedule 13D filed herewith, and any amendments thereto, relating to the undersigned's ownership of securities of Corrections Corporation of America, a Maryland corporation, is, and will be, filed jointly on behalf of each such person.

Date: December 7, 2001

                             Signature: /s/ Henri L. Wedell
                                        ----------------------------
                             Name:     Henri L. Wedell, individually

                             Signature: /s/ Marsha M. Wedell
                                        ----------------------------
                             Name: Marsha M. Wedell, individually and as Trustee for the Wedell Spendthrift Trust